Exhibit 99.1

DRYSHIPS INC. ANNOUNCES THE RESULTS OF ITS 2018 ANNUAL MEETING OF SHAREHOLDERS

July 16, 2018, Athens, Greece. DryShips Inc. (NASDAQ: DRYS) (the "Company" or "DryShips"), a diversified owner and operator of ocean going cargo vessels, is pleased to announce the results of its annual meeting of shareholders, which took place on July 16, 2018. The Company's shareholders re-elected Messrs. Harry Kerames and George Kokkodis as Class B Directors of the Company to serve until the Company's 2021 annual meeting of shareholders and until such director's successor is duly elected and qualified. The Company's shareholders also ratified the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2018.

About DryShips Inc.
The Company is a diversified owner and operator of ocean going cargo vessels that operate worldwide. As of July 16, 2018, and not giving effect to any pending vessel transactions, the Company operates a fleet of 36 vessels comprising of (i) 11 Panamax drybulk vessels; (ii) 5 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 2 Suezmax tanker; (vii) 4 Very Large Gas Carriers; and (viii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com
Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com